HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT               2401 NOWATA PLACE, SUITE A  TELEPHONE  (918) 336-1773

JACOB HESKETTBARTLESVILLE, OKLAHOMA 74003  FACSIMILE  (918) 336-3152

-------------------------------------------  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

November 2, 2021

Division of Corporate Finance

Office of Technology

United States Securities

and Exchange Commission

Re:Victoria Lake, Inc.

Amended Registration Statement on Form 10-12G

Filed on October 14, 2021

File No. 000-56316

Dear sir or madam:

I am counsel for Victoria Lake, Inc. and am in receipt of your letter dated October 26, 2021, regarding the referenced filings. The Company’s responses to your questions are as follows:

Amended Registration Statement on Form 10-12g filed October 14, 2021

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 21

1.We reissue comment 1. Please provide the information required by Item 403 of Regulation S-K for common stock. The disclosure in this section currently only provides the disclosure regarding preferred stock. The risk factor on page 8 states your two principal shareholders hold 32% of the common stock outstanding.

Response: We have revised this Section to match the requirements of Item 403. Please note that the shares held by Mr. Petersen are Preferred and he holds no common stock in the Company.

Item 5. Directors and Executive Officers, page 23

1.We reissue comment 2. For each prior blank check company, please disclose the nature and dollar amount of any consideration received, the amount of any retained equity interest. This would include Allied Ventures and Revival Inc.

Response: We have amended the referenced Section to include the consideration requested.

Item 10. Recent Sales of Unregistered Securities, page 26

1.We reissue comment 4. Please revise to provide the disclosure required by Item 701 of Regulation S-K for the issuance of securities in the domiciliary merger and the holding company parent/subsidiary formation, as referenced in footnote 1 to the financial statements, the exemption relied upon and the facts supporting your reliance upon the exemption relied upon. In addition, please clarify the consideration for each transaction, including Mr. Peterson's acquisition of the Series L shares in February 2021, and for the stock cancellations, which reduced the total voting control from 92% to 62%. Please provide the exemption(s) relied upon and the basis for reliance upon the exemptions.

Response: We have revised this Section to match the requirements of Item 701 including the exemptions claimed. This Section has been amended to clarify the acquisition and exchange of the Series L Preferred Shares.

The foregoing information is deemed to be Company’s complete response to your inquiries of October 26, 2021. In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jacob Heskett

Jacob Heskett